UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYANOTECH CORPORATION
(Name of the Issuer)

Cyanotech Corporation
(Name(s) of Person(s) Filing Statement)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

232437301
(CUSIP Number of Class of Securities)

Matthew K. Custer
President and Chief Executive Officer
Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy. #102
Kailua-Kona, HI 96740
Tel: (808) 326-1353

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jesse Debban Allen Overy Shearman Sterling US LLP 140 New Montgomery Street, 10th Floor San Francisco, CA 94105 Tel: (415) 796-4163

This statement is filed in connection with (check the appropriate box):

a. ☐      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐      The filing of a registration statement under the Securities Act of 1933.

c. ☐      A tender offer.

d. ☒      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Schedule 13E-3”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Cyanotech Corporation, a Nevada corporation (the “Company”). The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction (the “Transaction”), the primary purpose of which is to reduce the number of record holders of the Company’s common stock, par value $0.02 per share (the “Common Stock”), to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under the Exchange Act.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock at a ratio of 400-for-1 (the “Reverse Split”). In the Reverse Split, each 400 shares of Common Stock outstanding as of immediately prior to the effective time of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders of record owning fewer than 400 pre-Reverse Split shares, the Company will make a cash payment equal to $0.47 per pre-Reverse Split share to such stockholders (the “Cash Payment”). Accordingly, stockholders of record owning fewer than 400 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, no longer be stockholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Split shares owned by them. The stockholders of record who will be cashed out as a result of the Reverse Split own, in the aggregate, less than 10% of the Common Stock outstanding immediately before the Reverse Split. The Reverse Split will also provide for a corresponding decrease in the number of authorized shares of Common Stock from 50,000,000 shares to 125,000 shares.

Following the Transaction, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Split, the Company will effect a 1-for-400 forward stock split (the “Forward Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders of record who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 400. The Forward Split will also provide for a corresponding increase in the number of authorized shares of Common Stock from 125,000 to 50,000,000 shares. Under the Nevada Revised Statutes (“NRS”) 78.207, the Reverse Split and the Forward Split will be effectuated by filing a Certificate of Change in each case with the Nevada Secretary of State, which the Company expects to file on or around February 4, 2026. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse/Forward Stock Split. Accordingly, we are not seeking stockholder approval for either the Reverse Split or the Forward Split, or the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to certain dissenters’ rights of appraisal; however, we anticipate that stockholder will not be entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Transaction

The Transaction will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit A to this Schedule 13E-3 (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

As used herein, “the Company,” “we,” “our” and “us” refers to Cyanotech Corporation, and the “Transaction” refers to the Reverse/Forward Stock Split and the related Cash Payments to the stockholders in lieu of the issuance of fractional shares of our Common Stock, as discussed above.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Disclosure Statement under the caption “Company Information—The Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(d) Dividends. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(e) Prior public offerings. None.

(f) Prior stock purchases. None.

Item 3. Identity and Background of Filing Person

(a) Name and address. The information set forth in the Disclosure Statement under the caption “Company Information—The Company” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Not applicable.

Item 4. Terms of the Transaction

(a) Material terms. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction—No Stockholder Approval Required” and “Other Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different terms. The information set forth in the Disclosure Statement under the caption “Special Factors—Effects of the Transaction” is incorporated herein by reference.

(d) Appraisal rights. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. None.

(b) Significant corporate events. None.

(c) Negotiations or contacts. None. (e) Agreements involving the subject company’s securities. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. All fractional shares resulting from the Transaction, to the extent deemed acquired by the Company in the Transaction, will be deemed to have been cancelled and returned to the status of authorized but unissued shares.

See also the information set forth in the Disclosure Statement under the caption “Special Factors—Material Terms,” which is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) Other than as described in this Schedule 13E-3 and the Disclosure Statement, neither the Company nor its management has any current plans or proposals to change materially the Company’s dividend rate or policy, or indebtedness or capitalization.

(4) None.

(5) The information set forth in the Disclosure Statement under the caption “Conduct of Our Business After The Reverse Split” is incorporated herein by reference.

(6), (7) and (8) The information set forth in the Disclosure Statement under the captions “Special Factors—Reasons for and Purposes of the Transaction” and “Special Factors—Effects of the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Disclosure Statement under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Background of the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Disclosure Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c) Reasons. The information set forth in the Disclosure Statement under the caption “Special Factors—Reasons for and Purposes of the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Disclosure Statement under the captions “Special Factors—Effects of the Transaction,” “Other Matters Related to the Transaction—Potential Conflicts of Interest” and “Other

Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Going-Private Transaction

(a) Fairness. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Disclosure Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Stockholder Approval Required” is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction—Procedural Fairness of the Transaction” is incorporated herein by reference.

(e) Approval of directors. The information set forth in the Disclosure Statement under the captions “Special Factors—Background of the Transaction” and “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(f) Other offers. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction—No Firm Offers” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, opinion or appraisal. None.

(b) Preparer and summary of the report, opinion or appraisal. Not applicable.

(c) Availability of documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration

(a) Source of funds. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

(d) Borrowed funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Disclosure Statement under the caption “Company Information—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities transactions. None.

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. Not applicable.

(e) Recommendation of others. Not applicable.

Item 13. Financial Information

(a) Financial statements. The Company’s audited balance sheets as of March 31, 2025, March 31, 2024, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025 is incorporated herein by reference to such financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC on June 20, 2025. In addition, the Company’s unaudited balance sheets as of September 30, 2025, and the related statement of operations and statement of cash flows for the six months ended September 30, 2025 are incorporated herein by reference to such unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 10, 2025. Each of these documents is attached as an exhibit hereto.

See also the information set forth in the Disclosure Statement under the caption “Financial and Other Information,” which is incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. None.

(b) Employees and corporate assets. None.

Item 15. Additional Information

(b) Information Required by Item 402(t) of Regulation S-K. Not applicable.

(c) Other material information. The information contained in the Disclosure Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(1) Disclosure Statement.

(a)(2) Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 20, 2025.

(a)(3) Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 10, 2025.

(b)	None.

(c)	None.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2026

CYANOTECH CORPORATION

By:	/s/ Matthew K. Custer Name: Matthew K. Custer Title: President and Chief Executive Officer

Exhibit A

Disclosure Statement

Dear Stockholder,

Cyanotech Corporation, a Nevada corporation (“Cyanotech,” the “Company,” “we,” “us” or “our”), intends to engage in a transaction that will reduce the number of record holders of our common stock, par value $0.02 per share (the “Common Stock”), to fewer than 300, thereby enabling us to terminate the registration of, or deregister, our Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend our duty to file periodic reports and other information with the U.S. Securities and Exchange Commission (the “SEC”) thereunder. This will eliminate the significant expense required to comply with the reporting and related requirements under the Exchange Act. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of: (i) a reverse stock split of our Common Stock whereby (x) each 400 shares of Common Stock outstanding as of immediately prior to the effective time of the reverse stock split will be converted into one whole share of Common Stock and, in lieu of us issuing fractional shares to stockholders of record owning less than 400 pre-reverse stock split shares, we will pay cash equal to $0.47 multiplied by the number of pre-reverse stock split shares held by such stockholders, and (y) the number of authorized shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Split”), followed by (ii) a forward stock split of our Common Stock for those stockholders of record who hold at least one whole share of our Common Stock after the Reverse Stock Split, whereby (x) all post-Reverse Split shares held by such stockholders (including fractional shares) will be converted into a number of shares of our Common Stock equal to such number of post-Reverse Split shares multiplied by 400, and (y) the number of authorized shares of Common Stock will be simultaneously and correspondingly increased (collectively, the “Forward Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”). As a result of the Reverse Split, stockholders of record owning fewer than 400 shares of Common Stock immediately prior to the effective time of the Reverse Split will no longer be stockholders of the Company. Stockholders of record owning 400 or more shares of Common Stock on a pre-Reverse Split basis immediately prior to the effective time of the Reverse Stock Split will not be entitled to receive cash in lieu of whole or fractional shares of Common Stock resulting from the Reverse Split.

After careful consideration, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company are not justified by the benefits. After the Transaction and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Disclosure Statement. This will also result in the termination of the quotation of our Common Stock on the Over-the-Counter Venture Market, but may be eligible for continued quotation on a lower tier of the OTC Markets. See “Effects of the Transaction—Trading Market for our Common Stock”.

Our Board has reviewed the Transaction and has determined that the Transaction is in the best interests of the Company because the costs associated with being a public reporting company are not justified by the benefits and is substantively and procedurally fair to the stockholders of the Company. In connection with its review, our Board did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our Common Stock or the fairness of the Transaction to our stockholders.

Under Nevada Revised Statutes (“NRS”) 78.207, the Reverse Split and the Forward Split will be effectuated by filing a Certificate of Change in each case with the Nevada Secretary of State, which the Company expects to file on or around February 4, 2026. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse/Forward Stock Split. Accordingly, we are not seeking stockholder approval for either the Reverse Split or the Forward Split, or the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are entitled to certain dissenters’ rights of appraisal; however, we anticipate that stockholder will not be entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Transaction.

The accompanying Disclosure Statement contains details on the Transaction described in this letter, including important information concerning the Reverse/Forward Stock Split, the deregistration of our Common Stock, and the suspension of our duty to file periodic reports and other information with the SEC. We strongly urge you to read the accompanying Disclosure Statement, along with its Exhibits, carefully and in its entirety.

Although our Board has approved the Transaction and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, our Board reserves the right to abandon, postpone or modify the foregoing at any time before they are consummated for any reason.

By order of the Board of Directors of Cyanotech Corporation.

By:	/s/ Matthew K. Custer
Name: Matthew K. Custer
Title: President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

DISCLOSURE STATEMENT

Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy. #102

Kailua-Kona, HI 96740

Cyanotech Corporation, a Nevada corporation (the “Company”), is furnishing this disclosure statement (the “Disclosure Statement”) to the holders of its common stock, par value $0.02 per share (“Common Stock”) pursuant to and in accordance with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, to inform you of the approval on January 8, 2026 of resolutions by our Board of Directors (the “Board”) authorizing (i) the filing of a Certificate of Change with the Nevada Secretary of State to effectuate a 1-for-400 reverse stock split (the “Reverse Split”) so that we may reduce the number of holders of record of our Common Stock to fewer than 300 and terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the U.S. Securities and Exchange Commission (the “SEC”) thereunder, after which we will no longer be subject to the public reporting obligations under federal securities laws, and (ii) immediately after the effectuation of the Reverse Split, the filing of a Certificate of Change with the Nevada Secretary of State to effectuate a 400-for-1 forward split (the “Forward Split,” and together with the Reverse Split, the “Reverse/Forward Stock Split”) of our then issued and outstanding shares of Common Stock. The resolutions adopted by the Board give us the authority to effectuate the Reverse/Forward Stock Split, which we plan to do on or about the 30th calendar day following the date this Disclosure Statement.  If the Reverse Split is effected by the Board, as described in more detail in this Disclosure Statement, those holders who, as a result of the Reverse Split, would hold solely fractional shares of our Common Stock will, in lieu thereof, receive cash payments equal to $0.47 per one pre-Reverse Split share and those holders will no longer be stockholders of the Company.  Immediately following the Reverse Split, we will effectuate the Forward Split.

Based on information available to us, the Reverse/Forward Stock Split will reduce the number of holders of record of our Common Stock to fewer than 300.  Provided the Reverse/Forward Stock Split has the intended effect, we intend to file a Form 15 with the SEC to terminate the registration of our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY. ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT AND ITS EXHIBITS IN THEIR ENTIRETY.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	4
SPECIAL FACTORS	4
Material Terms	4
Reasons for and Purposes of the Transaction	4
Background of the Transaction	5
Effects of the Transaction	6
Fairness of the Transaction	8
Structure of the Transaction	11
Reservation	12
OTHER MATTERS RELATED TO THE TRANSACTION	12
Potential Conflicts of Interest	12
No Stockholder Approval Required	12
No Dissenter’s or Appraisal Rights	12
Certain Material U.S. Federal Income Tax Consequences	13
Source and Amount of Funds	14
COMPANY INFORMATION	14
The Company	14
Company Securities	14
Security Ownership of Certain Beneficial Owners and Management	15
Management	16
Executive Officers and Directors	16
CONDUCT OF OUR BUSINESS AFTER THE TRANSACTION	18
FINANCIAL AND OTHER INFORMATION	19

ADDITIONAL INFORMATION 19

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Disclosure Statement about the proposed Transaction. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this Disclosure Statement and all of its Exhibits in their entirety. For your convenience, we have directed your attention to the location in this Disclosure Statement where you can find a more complete discussion of each item listed below.

As used in this Disclosure Statement, “Cyanotech”, the “Company,” “we,” “our” and “us” refers to Cyanotech Corporation, and the “Transaction” refers, collectively, to the Reverse/Forward Stock Split, together with the related Cash Payments to the stockholders of record in lieu of the issuance of fractional shares of our Common Stock, as discussed below.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our Common Stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 15(d) thereunder. In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

The following is a summary of the material terms of the Transaction:

•	Reverse/Forward Stock Split. The Board has authorized (i) the filing of a Certificate of Change (the “Reverse Split Certificate of Change”) to effectuate a 400-for-1 Reverse Split of our Common Stock, and (ii) immediately following the Reverse Split, the filing of a Certificate of Change (the “Forward Split Certificate of Change”, and together with the Reverse Split Certificate of Change, the “Certificates of Change”) to effectuate a 1-for-400 Forward Split of our Common Stock. Our Board intends to implement the Reverse/Forward Stock Split by filing the Certificates of Change with the Nevada Secretary of State on or about the 30th calendar day following January 9, 2026, the date the Transaction is first publicly announced to our stockholders. Our Board may, however, abandon the Reverse/Forward Stock Split in its sole discretion. See “Structure of the Transaction”.

•	Effect of Transaction. Upon effectiveness of the Reverse/Forward Stock Split, if you hold at least 400 shares of our Common Stock, the number of shares of Common Stock that you hold will not change, and you will not receive any Cash Payments. You will not need to take any action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. See “Structure of the Transaction”.

Upon effectiveness of the Reverse/Forward Stock Split, if you directly hold fewer than 400 shares of our Common Stock (a “Discontinued Stockholder”), you will receive a cash payment of $0.47 per pre-Reverse Split share (the “Cash Payment”). As soon as practicable after the Effective Time, you will be notified and asked to surrender your stock certificates, to the extent applicable, to the Exchange Agent. The Exchange Agent will remit your Cash Payment following receipt of your stock certificates. As a result, if you are a Discontinued Stockholder, you will no longer have any equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-Reverse Split shares of Common Stock you hold of record. See “Structure of the Transaction”.

Pursuant to the Transaction and in accordance with NRS 78.207, the number of authorized shares of our Common Stock (i) following the Reverse Split will be reduced from 50,000,000 shares to 125,000 shares, and (ii) following the Forward Split will be increased from 125,000 shares to 50,000,000 shares. See “Special Factors—Material Terms” and “Special Factors—Structure of the Transaction.”

•	Purpose of the Transaction. The primary purpose of the Transaction is to reduce the number of record holders of our Common Stock to fewer than 300, thereby allowing us to suspend our SEC reporting obligations. We would do so by filing a Form 15 Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after consummation of the Transaction so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Nevada law. See “Special Factors—Reasons for and Purpose of the Transaction” and “Special Factors—Effects of the Transaction.”

•	Fairness of Transaction. Our Board has determined that the Transaction is fair and in the best interests of all of our unaffiliated stockholders, including those stockholders owning shares to be cashed out under the Reverse/Forward Stock Split and those who will retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split. In connection with its review, our Board did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our Common Stock or the fairness of the Transaction to our stockholders. See “Special Factors—Fairness of Transaction.”

•	Stockholder Approval Not Required. Because less than ten percent of our outstanding Common Stock will be cashed-out in the Transaction, the Transaction is structured so that we can consummate the Reverse Split without the need to obtain stockholder approval under Nevada law. See “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” and “Other Matters Related to the Transaction—No Stockholder Approval Required.”

•	Effects of the Transaction. Following the completion of the Transaction, our ability to be traded on the Over-the-Counter Venture Market (the “OTCQB”) will be eliminated. See “Special Factors—Effects of the Transaction”, “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” and “Company Information—Security Ownership of Certain Beneficial Owners and Management.”

•	Timing of the Reverse/Forward Stock Splits. The Company intends to effect the Reverse/Forward Stock Splits as soon as practicable after all filing requirements have been satisfied. The effective time of the Reverse/Forward Stock Split (the “Effective Time”) will be the date and time specified on the Certificates of Change effecting the Reverse Split and Forward Split, respectively, filed by the Company with the Nevada Secretary of State. The Effective Time is expected to be on or around 12:01am ET and 12:02am ET, respectively, on February 9, 2026. See “Special Factors—Effects of the Transaction.”

•	Source of Funds. The total amount of funds necessary to make Cash Payments to stockholders of record in connection with the Reverse Split and for related expenses is estimated to be approximately $14,663.53. The funds for the Transaction will come from our currently available cash. See “Other Matters Related to the Transaction— Source and Amount of Funds.”

•	Tax Considerations. For those stockholders who receive a cash payment in connection with the Transaction and cease to directly hold shares of post-split Common Stock, you will need to recognize a gain or loss for federal income tax purposes for the difference between the amount of cash received and the aggregate tax basis in your shares of Common Stock. For those stockholders that retain Common Stock following the Transaction, you will not recognize any gain or loss for federal income tax purposes. See “Other Matters Related to the Transaction – Cartain Material U.S. Federal Income Tax Consequences” in this Disclosure Statement. You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your own particular circumstances.

•	Effect on our Business. The Reverse/Forward Stock Split is not expected to affect our current business plans or operations, except for the anticipated cost and management time savings associated with the termination of our obligations as a public company. See “Conduct of Our Business After the Transaction”.

•	Payment and Exchange of Shares. As soon as practicable after the Transaction, our designated exchange and transfer agent (the “Exchange Agent”) will send each Discontinued Stockholder the Cash Payment and a cover letter from the Company with instructions, to the extent applicable, describing the procedure for surrendering any stock certificates in exchange for the Cash Payment. Upon receipt of properly completed documentation and stock certificates from a Discontinued Stockholder, such Discontinued Stockholder will be entitled to receive the Cash Payment, without interest, from the Exchange Agent. See “Special Factors—Effects of the Transaction.”

•	Dissenter’s or Appraisal Rights. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse/Forward Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse/Forward Stock Split, or the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are not entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Reverse Stock Split. See “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” and “Other Matters Related to the Transaction—No Stockholder Approval Required.”

•	Stockholders with Shares Held in Street Name. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record, and will be treated in the same manner as stockholders whose shares are registered in their own names for purposes of the Transaction. Therefore, if your broker or other nominee, as the stockholder of record, holds 400 or more shares of Common Stock, they will be unaffected by the Reverse/Forward Stock Split, even if they hold shares of Common Stock in “street name” for any individual beneficial owners that beneficially own less than 400 pre-Reverse Split shares of Common Stock. If the broker or other nominee holds fewer than 400 shares of Common Stock, they will have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share.

•	Reservation. Our Board of Directors retains the right to abandon, postpone or modify the Transaction and the subsequent deregistration of our Common Stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if our Board of Directors determines that it is not in the best interest of the Company and its stockholders. See “Special Factors—Reservation.”

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Disclosure Statement contains certain statements that are “forward-looking statements.” Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the expenses associated with the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction. These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There is no assurance that the forward-looking statements contained in this Disclosure Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved.

SPECIAL FACTORS

Material Terms

Our Board has authorized the Reverse/Forward Stock Split, including the corresponding decrease and increase, respectively, in the number of authorized shares of our Common Stock, in order to reduce the number of record holders of our Common Stock to fewer than 300. As a result of the Reverse Stock Split, Discontinued Stockholders (i.e., those holding fewer than 400 pre-Reverse Split shares as of the immediately prior to the Effective Time) will have no further interest in the Company, will no longer be stockholders of the Company and will become entitled to receive only the Cash Payment of $0.47 multiplied by the number of pre-Reverse Split shares owned by them.

In lieu of issuing any fractional shares otherwise issuable to Discontinued Stockholders as a result of the Reverse Split, we will make the Cash Payment of $0.47 per pre-Reverse Split share to such stockholders.

Reasons for and Purpose of the Transaction

The primary purpose of the Reverse/Forward Stock Split is to reduce the number of record holders of our Common Stock to fewer than 300 so that we can terminate the registration of our Common Stock under the Exchange Act.  The Reverse/Forward Stock Split is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Exchange Act and to decrease the administrative expenses we incur in servicing a large number of record stockholders who own relatively small numbers of our shares.

The Board believes that any material benefit derived from continued registration under the Exchange Act is outweighed by the cost.  We have been unable to provide increased value to our stockholders as a public company, and, as a result of the costs tangible and intangible burdens associated with being a public company, including the cost of complying with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we do not believe that continuing our public company status is in our best interests and the best interests of our stockholders.

The Board believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize.  The Board does not believe that we are in a position to use our status as a public company to raise capital through sales of securities in a public offering, or otherwise to access the public markets to raise equity capital.  In addition, the limited trading volume and public float of our Common Stock reduces our ability to use our Common Stock as acquisition currency or to attract and retain employees.

The Board also believes that the limited trading volume and public float of our Common Stock have impaired our stockholders’ ability to sell their shares, which has prevented them from realizing the full benefits of holding publicly traded stock.  The Reverse/Forward Stock Split will provide small stockholders a beneficial mechanism to liquidate their equity interest at a fair price for their shares without having to pay brokerage commissions, particularly in light of the limited liquidity available to holders of our Common Stock in the open market.

Because our Common Stock has been thinly traded, entering into a large purchase or sale, to the extent possible, would risk a significant impact on the market price of our Common Stock. The Board believes that it is unlikely that our trading liquidity will increase significantly in the foreseeable future.

Our status as a public company has not only failed to benefit our stockholders materially, but also, in the Board’s view, places an unnecessary financial burden on us.  The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including: the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our common stock and management’s time and attention expended in preparing and reviewing such reports and other filings. The Company’s direct, out-of-pocket costs comprising the Public Company Costs were approximately $560,000 during 2025.

The Reverse/Forward Stock Split is expected to relieve us of the administrative burden, cost and other disadvantages associated with filing reports and otherwise complying with the requirements of registration under the federal securities laws by deregistering our Common Stock.

In light of our current size, opportunities and resources, the Board does not believe that such costs are justified.  Therefore, the Board believes that it is in our best interests and the best interests of our stockholders to eliminate the administrative, financial, accounting and other burdens associated with being a public company by consummating the Reverse/Forward Stock Split at this time rather than continue to subject us to these burdens.

Background of the Transaction

The Company was incorporated in 1983 and is a world leader in the production of high value natural products derived from microalgae guided by the principle of providing beneficial, quality microalgal products for health and human nutrition in a sustainable, reliable and environmentally sensitive operation. In recent years, the Company has derived only minimal benefits from being a public reporting company. The relatively low trading volume of our Common Stock has reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Our Board does not presently intend to acquire other businesses or entities using our securities as consideration.

As a result of the foregoing, we are not likely to make use of the advantages for raising capital, effecting acquisitions or other purposes that our status as a public reporting company may offer. Based on our past history, the Company’s management and our Board have, from time to time, evaluated: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements, and (ii) transactions which may present alternatives to us being a public reporting company.

In light of the minimal benefits the Company enjoys from its public company reporting status and the significant financial and administrative costs associated with such status, our Board has, from time to time, during the past few months considered alternatives to being a public reporting company, including the deregistration of our Common Stock under the Exchange Act and the suspension of our duty to file periodic reports with the SEC thereunder.

Effects of the Transaction

Effects of the Transaction on Our Stockholders. Based on information available to us, we estimate that the Transaction will reduce the total number of record holders of our Common Stock from approximately 515 to 86. The reduction in the number of our record stockholders below 300 will enable us to deregister our Common Stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder, which will substantially reduce the information required to be furnished by us to the public.

We intend to deregister our Common Stock and suspend our duty to file periodic reports and other information as soon as practicable following the filing of the Certificates of Change with the Nevada Secretary of State. See “Special Factors—Purpose of the Transaction.” However, our Board reserves the right, in its discretion, to abandon, postpone or modify the Transaction prior to the Effective Time if it determines that doing so is in our best interests and the best interests of our stockholders. See “Special Factors—Reservation.”

The effect of the Reverse/Forward Stock Split on each stockholder will depend on the number of shares that the stockholder owns.  Stockholders of record holding 400 or more shares of Common Stock will be unaffected by the Reverse/Forward Stock Split.  Stockholders of record holding fewer than 400 shares of Common Stock will have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and your broker or other nominee is considered, with respect to those shares, the stockholder of record, and will be treated in the same manner as stockholders whose shares are registered in their own names for purposes of the Transaction. Therefore, if your broker or other nominee, as the stockholder of record, holds 400 or more shares of Common Stock, they will be unaffected by the Reverse/Forward Stock Split, even if they hold shares of Common Stock in “street name” for any individual beneficial owners that beneficially own less than 400 pre-Reverse Split shares of Common Stock. If the broker or other nominee holds fewer than 400 shares of Common Stock, they will have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share.

Effects of the Transaction on Our Affiliates. Following the completion of the Transaction, our officers, directors and any stockholder owning at least 10% of our common stock, will no longer be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder.

Potential Disadvantages of the Transaction to Stockholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:

•	the Transaction will require Discontinued Stockholders to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their shares of our Common Stock;

•	after the Transaction, we will deregister our Common Stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder and, therefore, we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with stockholder meetings;

•	we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;

•	the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and stockholders owning at least 10% of Company Common Stock;

•	the financial statements may be less comprehensive than the financial statements we are required to maintain and report as a public reporting company; and

•	Discontinued Stockholders will, after giving effect to the Transaction, no longer have any equity interest in the Company.

Effect of the Reverse/Forward Stock Split on Holders of Derivative Securities. Regardless of whether an outstanding derivative security, including an option or warrant, provides a right to acquire less than, equal to or greater than 400 shares, the number of shares underlying each outstanding derivative security will not change as a result of the Reverse/Forward Stock Split.   Because of the symmetry of the 1-for-400 Reverse Split and the 400-for-1 Forward Split, the Reverse/Forward Stock Split will not cause dilution or enlargement of the benefits intended by us to be made available under our outstanding derivative securities, including options and warrants.

Financial Effects of the Transaction. Completion of the Reverse/Forward Stock Split will require approximately $144,665.56 of cash, which includes advisory, legal, financial, accounting and other fees and costs related to the Reverse/Forward Stock Split and the cash-out amount under the Reverse/Forward Stock Split.  As a result, we will have less working capital following the Reverse/Forward Stock Split.  The payments to holders of fewer than 400 pre-Reverse Split shares of Common Stock will be paid out of working capital.  We do not believe the decreased working capital as a result of the Reverse/Forward Stock Split will have a material adverse effect on our capitalization, liquidity, results of operations or cash flows.

Effect of the Reverse/Forward Stock Split on the Trading Market for Our Common Stock. Currently, our Common Stock is quoted on the OTCQB tier of the OTC Markets under the symbol “CYAN.” The OTC Markets is a listing service, formerly known as the Pink Sheets, that offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities. Following the completion of the Transaction, our Common Stock will no longer be quoted on the OTCQB; however, our Common Stock may be eligible for continued quotation on a lower tier of the OTC Markets, which may have no financial standards or reporting requirements, but companies in lower tiers can choose the level of information they provide to investors and may have current, limited or no public disclosure. However, the OTC Market is not a stock exchange, and we do not have the ability to control whether our shares are quoted. Trading opportunities in the OTC Markets will be dependent upon whether any broker-dealers commit to continue making a market for our Common Stock.

Accordingly, we cannot guarantee that our Common Stock will continue to be quoted on the OTC Markets. In addition, any prices at which our shares are quoted on the OTC Markets, if at all, may be more or less than the current pre-Transaction price of our Common Stock. In addition, the spread between the bid and asked prices of our Common Stock on the lower tiers of the OTC Markets may be wider than before the Transaction and the liquidity of our shares may be lower. We give no assurance that there will be any OTC Market quotations after the Transaction or that, if such quotations continue, they will continue for any length of time.

Fairness of the Transaction

Our Board has fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction and has determined that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the affiliated and unaffiliated stockholders of the Company, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction. After evaluating the Transaction and its anticipated effects on our stockholders (including the Discontinued Stockholders), our Board unanimously approved the Transaction and deemed it substantively and procedurally fair to all of the Company’s affiliated and unaffiliated stockholders and to the Company. We neither requested nor received any report, opinion or appraisal from an outside adviser in connection with the Reverse/Forward Stock Split.  The Board did not believe it was necessary or advisable to seek a fairness opinion or retain an independent financial advisor because costs and time that would be consumed in doing so would exceed the benefits of a fairness opinion or financial advisor due to the relatively low total value of the fractional interests to be cashed out and the Board’s desire to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

The Board also did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders.  Retaining an unaffiliated representative on behalf of the unaffiliated stockholders would be an added expense of the Reverse/Forward Stock Split and would not affect the outcome of the Transaction because a majority vote of the unaffiliated stockholders is not required under applicable law.

For the reasons cited above, the Board concluded that a fairness opinion and an unaffiliated representative retained to act solely on behalf of the unaffiliated stockholders were not necessary or advisable to ensure that the Reverse/Forward Stock Split is substantively and procedurally fair to our unaffiliated stockholders, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction.

In reaching this conclusion, the Board determined that the ability of unaffiliated stockholders to decide whether or not to remain stockholders following the Reverse/Forward Stock Split by increasing their holdings of our Common Stock to at least 400 shares or decreasing their holdings of our Common Stock to less than 400 shares prior to the Effective Time afforded protection to unaffiliated stockholders, including those stockholders being cashed out and those who will retain an equity interest in the Company subsequent to the consummation of the Transaction.  The Board noted that stockholders seeking to either increase or decrease their holdings prior to the Reverse/Forward Stock Split may be unable to do so at a price they are willing to pay or accept due to the limited trading volume in our Common Stock.

Factors Considered to Determine Fairness. The Board considered a number of factors in determining the fairness of the Reverse/Forward Stock Split prior to its approval of the Transaction, which factors are applicable to both unaffiliated stockholders who will remain our stockholders after the Transaction and unaffiliated stockholders who will be cashed out, except for the factors with respect to savings in operating costs, the liquidity of our Common Stock and the ability to participate in our earnings and growth, if any, subsequent to the effectiveness of the Reverse/Forward Stock Split.  The factors considered by the Board include the following:

•	Fairness of Price. The Board believes that the price which will be received by stockholders in lieu of fractional shares of Common Stock is fair from a financial point of view to our unaffiliated stockholders. The Board considered a number of factors in reaching this determination. In particular, the Board considered the current market price of our Common Stock and historical market prices of our Common Stock. The average daily closing price of our Common Stock over the trailing 90 days was $0.37. Therefore, upon review of the current and historical market prices of our Common Stock, the Board determined that a price of $0.47 represents an amount that is a premium over current and average historical market prices, and is therefore fair to our unaffiliated stockholders.

•	Significant Savings Will Benefit Us and Remaining Unaffiliated Stockholders. Following the Transaction, the Board believes that we and our remaining unaffiliated stockholders will benefit from the savings in direct and indirect operating costs to us resulting from our no longer being a public company, which benefit outweighs the decreased access to information and decreased liquidity.

•	Fairness of the Determination of Reverse Split Ratio. Based upon the information presented by management, the Board selected the Reverse Split ratio by calculating a ratio that could be used to reliably reduce our stockholders of record to less than 300. The Board believes that in order to maximize the value of the Transaction, the ratio should be high enough to achieve the stated purpose of the Transaction but not be materially higher in order to minimize our cash on-hand used in connection with the Reverse/Forward Stock Split.

•	Liquidity for Remaining Unaffiliated Stockholders. The Board recognizes that the Transaction will result in a decrease in liquidity for our Common Stock. Currently, our Common Stock is quoted on the OTCQB tier of the OTC Markets. However, there has not been an active market for our shares and the Board believes that the decreased liquidity is offset by the gain to us in decreasing our public company compliance costs and the other benefits of the Transaction described in this Disclosure Statement. Moreover, our Common Stock may be eligible for continued quotation on a lower tier of the OTC Markets after the Transaction. See “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock”.

•	Cashed Out Stockholders. One of the negative aspects of the Transaction is the inability of those stockholders who are cashed out to maintain an interest in our future earnings, growth and progress, if any, with current holdings. The Board believes that this factor is outweighed by the ability of any stockholder who wishes to remain a stockholder to increase its holdings to at least 400 shares of our Common Stock prior to the Reverse/Forward Stock Split by purchasing shares on the open market prior to the Effective Time, subject to the effects, if any, of the limited trading volumes in our Common Stock.

•	Stockholder Alternatives. The Board believes that another factor to support the fairness of the Reverse/Forward Stock Split is that any stockholder who wishes to remain a stockholder following the Reverse Split may increase its holdings of our Common Stock to at least 400 shares prior to the Effective Time. Alternatively, any stockholder who wishes not to remain a stockholder following the Reverse Split may decrease its holdings of Common Stock to less than 400 shares prior to the Effective Time. The Board noted that stockholders seeking to either increase or decrease their holdings prior to the Reverse/Forward Stock Split may be unable to do so at a price they are willing to pay or accept due to the limited trading volume in our Common Stock.

•	Minimum Effect on Voting Power. The Transaction will have a minimum effect on the voting power of the Company’s stockholders. The shares of our Common Stock are the only voting shares of the Company and will continue to be the only voting shares after the Transaction. The voting and other rights of our Common Stock will not be affected by the Transaction.

After considering all of these factors, the Board concluded that, as a whole, the Transaction is substantively fair to our unaffiliated stockholders, whether they would remain our stockholders or not, as the potential benefit of the Transaction to us and our unaffiliated stockholders clearly outweighed the potential detriments and because our affiliated and unaffiliated stockholders will receive equal treatment and face the same detriments throughout and subsequent to the Transaction.  The Board did not receive any report, opinion or appraisal from any outside party in considering the Reverse/Forward Stock Split.

In reviewing the Reverse/Forward Stock Split and determining whether it is fair to and in the best interests of our stockholders, the Board analyzed the factors set forth above, consulted with certain members of our management and consulted with legal counsel.

As noted above, the Board did not believe it was necessary to seek a fairness opinion or retain an independent financial advisor because the costs and time that would be consumed in retaining a financial advisor would exceed the benefits of a fairness opinion or financial advisor due to the relatively low total value of the fractional interests to be cashed out and the Board’s desire to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

The discussion of the information and factors set forth above and considered by the Board in making its decision is not intended to be exhaustive, but includes the material factors considered by the Board.  In view of the wide variety of factors considered in connection with the evaluation of the Transaction, neither the Board nor individual directors found it useful to, nor did either it or they attempt to, quantify, rank or otherwise assign relative weight to the factors set forth above.  In addition, individual members of the Board may have given different weight to different factors.

Our Board also considered the following possible disadvantages of effecting the Transaction:

•	Termination of Publicly Available Information About the Company. After deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, information regarding the Company (including financial results) that is currently available to the general public and our stockholders will no longer be readily available. Our Board believes that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. See “Special Factors—Effects of the Transaction—Potential Disadvantages of the Transaction to Stockholders.”

•	The Company Will No Longer Have the Potential Benefits Normally Associated with Public Reporting Company Status. Another potential disadvantage of the Transaction is that we will no longer have the benefits associated with being a public reporting company, such as better access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct a public offering of our securities, we would have to again become a reporting company, and the expenses that we are seeking to eliminate would then be reinstated. We believe that the cost savings from ceasing to be a public reporting company outweigh the drawbacks of losing more ready access to the capital markets.

Although potentially relevant to a determination of fairness of the Transaction, the factors listed below, for the reasons given, were determined by our Board to not be applicable to the Company and were not considered or were not given any weight by our Board.

•	No Firm Offers. We have not received during the last two years any firm, unconditional offers for a merger or consolidation with or into another company, or vice versa, or a purchase of our securities by another person that would involve a change in our control on terms satisfactory to the Company.

•	Purchase Price Paid for Repurchases of Our Common Stock. We have not previously repurchased shares of our Common Stock and, therefore, our Board could not consider any such repurchases as the basis for fairness.

Our Board has not granted unaffiliated stockholders access to our corporate files, except as required by Nevada law, nor has it extended the right to retain counsel or appraisal services at our expense. With respect to unaffiliated stockholders’ access to our corporate files, our Board believes that this Disclosure Statement, together with our other filings with the SEC, provide adequate information for unaffiliated stockholders.

Structure of the Transaction

The Reverse/Forward Stock Split includes both the Reverse Split and the Forward Split of our Common Stock.  The Reverse Split is expected to occur on or about the 30th calendar day following January 9, 2026, the date this Disclosure Statement and Schedule 13E-3 is first publicly announced to our stockholders and the Forward Split is expected to occur immediately following the Reverse Split.  The Reverse/Forward Stock Split has been approved by the Board.  The Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the Effective Time.

Upon consummation of the Reverse Split, each stockholder of record immediately prior to the Effective Time of the Reverse Split will receive one share of Common Stock for each 400 shares of Common Stock held in its account immediately prior to the Effective Time.  If a stockholder of record holds 400 or more shares of Common Stock in its account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.  Such holders will not need to exchange or return any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates.  Any stockholder of record who holds fewer than 400 shares of Common Stock in its account immediately prior to the Effective Time of the Reverse Split will receive a cash payment of  $0.47 per pre-Reverse Split share instead of fractional shares.  In connection with the Forward Split, all stockholders of record holding at least 400 shares prior to the Reverse Split will receive 400 shares of Common Stock for every one share of Common Stock they held following the Reverse Split.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and your broker or other nominee is considered, with respect to those shares, the stockholder of record, and will be treated in the same manner as stockholders whose shares are registered in their own names for purposes of the Transaction. Therefore, if your broker or other nominee, as the stockholder of record, holds 400 or more shares of Common Stock, they will be unaffected by the Reverse/Forward Stock Split, even if they hold shares of Common Stock in “street name” for any individual beneficial owners that beneficially own less than 400 pre-Reverse Split shares of Common Stock. If the broker or other nominee holds fewer than 400 shares of Common Stock, they will have their shares converted into the right to receive a cash amount equal to $0.47 per pre-Reverse Split share.

Reservation

Although our Board of Directors has approved the Transaction and subsequent termination of registration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder, our Board of Directors reserves the right to abandon, postpone or modify the Transaction and such termination and suspension at any time before they are consummated for any reason.

If our Board of Directors decides to abandon, postpone or modify the Transaction, the Company will notify the stockholders of such decision promptly in accordance with applicable rules and regulations.

OTHER MATTERS RELATED TO THE TRANSACTION

Potential Conflicts of Interest

Our directors and executive officers may have interests in the Transaction that are different from other unaffiliated stockholders’ interests and have relationships that may present conflicts of interest. By deregistering our Common Stock under the Exchange Act and suspending our duty to file periodic reports with the SEC thereunder, subsequent to the consummation of the Transaction, our directors and executive officers will no longer be subject to Section 16 or Section 13 of the Exchange Act with respect to reporting requirements and short swing-profits recapture provisions.

No Stockholder Approval Required

The Reverse/Forward Stock Split has been approved by our Board, and no vote of the Company’s stockholders is required to effectuate the Reverse/Forward Stock Split. Pursuant to NRS 78.207, a corporation that wishes to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval so long as: (i) stockholders who would be fully cashed out in the transaction and would otherwise be entitled to receive only fractional shares, collectively hold less than 10% of the shares outstanding immediately before the transaction, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock. The Company anticipates that the shareholders who will no longer be stockholders of the Company after the Reverse Stock Split, will collectively own in the aggregate less than 10% of our common stock outstanding before the Reverse Split. Further, our Common Stock is the only class of stock of the Company that is outstanding. Therefore, NRS 78.207 authorizes the Company to consummate the Reverse Split and the Forward Stock Split without submitting the issue to a vote of the stockholders.

No Dissenter’s or Appraisal Rights

The Reverse/Forward Stock Split will be effectuated pursuant to NRS 78.207. NRS 78.207 provides that dissenter’s rights under NRS Chapter 92A are only available if the terms of a stock split effectuated pursuant to that statutory provision includes provisions pursuant to which only money will be paid or scrip will be issued to stockholders who (i) before the increase or decrease in the number of shares becomes effective, hold 1% or more of the outstanding shares of the affected class or series; and (ii) would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares. The Company anticipates that the Discontinued Stockholders, who will no longer be stockholders of the Company after the Reverse Split and will receive the Cash Payment in lieu of a post-split fractional share, will collectively own in the aggregate less than 1% of our Common Stock outstanding before the Reverse Split. Therefore, NRS 78.207 does not provide any dissenter’s rights to the Company’s stockholders in connection with the Reverse Split.  Further, the provisions of NRS Chapter 92A do not provide any dissenter’s rights or rights of appraisal to the Company’s stockholders in connection with the Reverse Split.

Certain Material U.S. Federal Income Tax Consequences

Summarized below are certain material U.S. federal income tax consequences to us and our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who have held their shares as capital assets, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). This summary is not an exhaustive discussion of all U.S. federal income taxation considerations that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each stockholder is a United States citizen. It does not address stockholders subject to special rules, such as financial institutions, real estate investment trusts, regulated investment companies, tax-exempt organizations, insurance companies, partnerships, dealers in securities, traders who elect to use the mark-to-market method of accounting, mutual funds, qualified retirement plans, individual retirement accounts, shareholders who are not U.S. persons for U.S. federal income tax purposes, stockholders who hold their shares as part of a straddle, hedge or conversion transaction, or shareholders who are subject to the alternative minimum tax provisions of the Code. Each stockholder is urged to consult his, her or its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

Tax Consequences to the Company. We believe that the Transaction will be treated as a tax-free “recapitalization” pursuant to Section 368(a)(1)(E) of the Code for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.

Tax Consequences to Stockholders Whose Entire Interest in our Common Stock Directly and Indirectly, is Terminated. A stockholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of our common stock directly, immediately after the Transaction, will recognize gain or loss, for U.S. federal income tax purposes, equal to the difference between the amount of cash received for the common stock and the stockholder’s aggregate adjusted tax basis in such stock.  This gain or loss will be capital gain or loss for U.S. federal income tax purposes if the shares were held as a capital asset and will be long-term if the stockholder’s holding period in the shares is more than one year at the time of the Transaction.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. We urge stockholders to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

Source and Amount of Funds

The costs of the Reverse/Forward Stock Split and related fees and expenses will be paid out of cash on-hand. The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Reverse/Forward Stock Split. Final costs of the Reverse/Forward Stock Split may be more or less than the estimates shown below. We will be responsible for paying these costs.

Fractional Share Cash Payment Costs	$14,663.53
SEC Filing Fees	$2.03
Legal Fees	$60,000
Transfer and Exchange Agent fees	$70,000
Total	$144,665.56

COMPANY INFORMATION

The Company

The Company is the sole filing person for the Schedule 13E-3 that will be filed with the SEC concurrently with this Disclosure Statement. We are a Nevada corporation engaged in the production of natural products derived from microalgae for the dietary supplements market. Our principal executive offices are located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740. The Company’s telephone number is (808) 326-1353.

Company Securities

As of November 1, 2025, the number of shares outstanding of our Common Stock was 7,392,243.

Our Common Stock is currently quoted on the OTCQB under the symbol “CYAN.” There is currently a very limited trading market for our common stock. The following sets forth, for the respective periods indicated, the high and low bid quotations of our Common Stock reported by the OTCQB

	Bid Quotations
Quarter Ended	High	Low
December 31, 2025	$0.57	$0.28
September 30, 2025	$0.46	$0.26
June 30, 2025	$0.43	$0.23
March 31, 2025	$0.43	$0.31
December 31, 2024	$0.80	$0.26
September 30, 2024	$0.82	$0.33
June 30, 2024	$0.46	$0.27
March 31, 2024	$0.94	$0.21

We are prohibited from declaring any Common Stock dividends without the prior written consent of a lender per the conditions of an existing term loan agreement with such lender. We have never declared or paid cash dividends on our Common Stock, and we currently do not anticipate paying any cash dividends or cash distributions in the foreseeable future, except for the purpose of cashing out stockholders of record who, as a result of the Reverse Split, hold solely fractional shares of our Common Stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of June 27, 2025, the number of shares of our Common Stock beneficially owned by: (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each director; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group. The following table sets forth what such persons’ beneficial security ownership position would be assuming the exercise of all outstanding stock options and warrants, exercisable on June 27, 2025, or within 60 days of such date, but such shares are not treated as outstanding for purposes of computing the percentage ownership of any other person or group. All shares shown are subject to the named person’s sole voting and investment power except as noted. As of June 27, 2025, 7,232,217 shares of the Company’s Common Stock were outstanding.

Security Ownership of Certain Beneficial Owners

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Common Stock Ownership (%)
5% Stockholders
Michael A. Davis	1,788,756	(1)	24.7%
Rudolf Steiner Foundation	917,133	(2)	12.7%

(1)	Includes 1,607,506 shares over which Mr. Davis holds sole voting and investment power. Also includes 181,250 shares over which Mr. Davis holds shared voting and investment power, including 31,250 shares held by Mr. Davis’s spouse, Janet J. Johnstone; and 150,000 shares held by trusts for the benefit of Mr. Davis’s children.
(2)	Based on the information in a filing on Schedule 13D/A dated December 2, 2020, filed by the Rudolf Steiner Foundation and other reporting persons. The shareholder’s address is 1002 O’Reilly Ave., San Francisco, CA 94129.

Security Ownership of Directors and Management

Unless otherwise noted, the address for each director and officer listed below is c/o Cyanotech Corporation, 73-4460 Queen Kaahumanu Hwy #102, Kailua-Kona, HI 96740.

Name	Shares Beneficially Owned	Ref	Approximate Percent Owned
Michael A. Davis	1,788,756	(1)	24.7%
David L. Vied	181,138	(2)	2.5%
David M. Mulder	159,468	(2)	2.2%
Matthew K. Custer	154,679	(3)	2.1%
Gerald R. Cysewski	145,962		2.0%
Jennifer C. Rogerson	-		*
Felicia Ladin	4,678		*
All directors and executive officers as a group (11 persons)	2,566,305	(4)	34.4%

*	Less than 1.0%

(1) Includes 1,607,506 shares over which Mr. Davis holds sole voting and investment power. Also includes 181,250 shares over which Mr. Davis holds shared voting and investment power, including 31,250 shares held by Mr. Davis’s spouse, Janet J. Johnstone; and 150,000 shares held by trusts for the benefit of Mr. Davis’s children.

(2)	Includes options to purchase 6,000 shares of the Company’s common stock.
(3)	Includes options to purchase 150,000 shares of the Company’s common stock.
(4)	Includes options to purchase 228,667 shares of the Company’s common stock.

Management

The table below sets forth the names and ages of all our directors and executive officers as of January 9, 2026. All of our directors serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the pleasure of our Board of Directors until their successors are elected and qualified. Also provided below is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Exchange Act.

Executive Officers and Directors

Name	Age	Position Held
Matthew K. Custer	42	Chief Executive Officer and Director
Gerald R. Cysewski	76	Chief Executive Officer Emeritus and Chief Scientific Officer
Jennifer Miyashiro	46	Chief Financial Officer
Jennifer K. Brand	52	Vice President, Sales
Jennifer M. Johansen	52	Vice President, Quality, Regulatory & Government Affairs
Glenn D. Jensen	67	Vice President, Operations
Collette N. Kakuk	55	Chief Strategic and Commercial Officer
Amy B. Nordin	58	Vice President, Human Resources, Secretary
Michael A. Davis	72	Chairman
David Mulder	64	Director
David L. Vied	64	Director

Matthew K. Custer was appointed Chief Executive Officer and to the Board in June 2022, having served as President since May 2021. Mr. Custer joined Cyanotech in 2015 as Manufacturing Manager, was promoted to Director of Manufacturing in 2016, and later advanced to Vice President General Manager in 2019. He brings over 20 years of management experience in the food and supplement industries. Prior to joining Cyanotech, Mr. Custer served for seven years as Plant Manager at Hamakua Macadamia Nut Company. He previously represented Cyanotech as Chairman of the Board for the Natural Algae Astaxanthin Association and served on the Board of Directors for the Big Island Chapter of Hawaii Food Manufacturers Association from 2014 through 2017.

Gerald R. Cysewski co-founded the Company in 1983 and served as a director until June 16, 2022, when Dr. Cysewski was named Chief Executive Officer Emeritus and Chief Scientific Officer. He served as the Chief Executive Officer from May 22, 2019 through June 16, 2022 after having served as President beginning April 22, 2019. Dr. Cysewski served as President and Chief Executive Officer from March 31, 2016 through January 24, 2018. From January 2018 until April 2019, and prior to March 2016, he was our Chief Scientific Officer. From 1990 to May 16, 2008, Dr. Cysewski served as the Company’s President and Chief Executive Officer, as well as Chairman of the Board. Prior to 1990, Dr. Cysewski served in various other capacities for the Company including Vice Chairman and Scientific Director. From 1980 to 1982, Dr. Cysewski was Group Leader of Microalgae Research and Development at Battelle Northwest, a major contract research and development firm. From 1976 to 1980, Dr. Cysewski was an assistant professor in the Department of Chemical and Nuclear Engineering at the University of California, Santa Barbara, where he received a two-year grant from the National Science Foundation to develop a culture system for blue-green algae. Dr. Cysewski received his doctorate in Chemical Engineering from the University of California at Berkeley.

Jennifer Miyashiro joined the Company in May 2025 as Senior Director of Financial Planning and Analysis. She is a seasoned financial professional with over twenty-five years of experience in accounting, financial planning and corporate strategy. From 2012 to 2025, Ms. Miyashiro held several leadership roles at Hawaiian Airlines, most recently serving as Senior Director of Corporate Planning and Financial Planning and Analysis, where she oversaw enterprise-wide financial planning and initiatives. From 2000 to 2012, Ms. Miyashiro spent twelve years at Xilinx, Inc., advancing through roles of increasing responsibility, developing expertise in financial management and business operations. She holds a Master of Business Administration from San Jose State University and a Bachelor of Science degree in Accounting from Santa Clara University.

Jennifer K. Brand has served as Vice President of Sales at Cyanotech since May 2025. She joined the Company in December 2024 as Head of Retail Sales. Ms. Brand has over 30 years of experience in eCommerce, global expansion and sales management, with a strong emphasis on international markets and revenue optimization. Prior to joining Cyanotech, she held leadership roles at Netrush, Bridgewell Resources and North Pacific Group.  She has also served in advisory and board roles with the American Hardwood Export Council and the International Wood Products Association.  Ms. Brand holds a Bachelor of Arts degree in Russian Language and Literature from the University of Washington.

Jennifer M. Johansen has served as Vice President—Quality, Regulatory & Government Affairs since January 2010. She joined Cyanotech in 2003 in the Quality Department and has over 20 years of experience in quality and regulatory. Prior to joining the Company, Ms. Johansen worked in medical research at the University of Washington. She serves as Director for the Algae Biomass Organization, is a member of the Regulatory Affairs Professional Society, and current chair of the Kona Kohala Chamber of Commerce (“KKCC”).  She also serves on the KKCC’s Economic Development and Government Affairs Committees. Ms. Johansen is a Preventive Controls Qualified Individual with the Food Safety Preventative Controls Alliance. She holds a Bachelor of Arts degree in Psychology, with a minor in Organic Chemistry, from the University of Oregon while on a full athletic scholarship.

Glenn D. Jensen has served as Vice President of Operations since August 2019. From 2016 to 2019, Mr. Jensen served as Vice President Manufacturing and Infrastructure and from 1993 to 2015, he served as Vice President of Operations. Mr. Jensen joined the Company in 1984 as Process Manager. He has over 40 years of experience in microalgae process operations. Prior to joining the Company, Mr. Jensen worked as a plant engineer at Cal-Alga, a spirulina production facility, near Fresno, California. Mr. Jensen holds a Bachelor of Science degree in Health Science from California State University, Fresno.

Collette N. Kakuk joined Cyanotech in August 2023 as Chief Strategic and Commercial Officer. She has over 25 years of experience in the health and wellness industry, including natural ingredients, dietary supplements, food, beverage and personal care. Ms. Kakuk’s most recent roles included senior positions at Layn Natural Ingredients, HempRise™, Sterling Pacific Meat Company and she served in the Army National Guard. Ms. Kakuk holds a Master of Business Administration degree from the University of Michigan, Stephen M. Ross School of Business, and a Bachelor of Business Administration degree from Eastern Michigan University.

Amy B. Nordin has served as Vice President Human Resources, Secretary since August 2019. She joined Cyanotech in 2016 as Director of Human Resources. Ms. Nordin has over 25 years business operations management experience with an emphasis in manufacturing, quality, agriculture, and tourism sectors; with the last 20 years, specifically concentrated on Hawaii and Pacific Asian business. Prior to joining the Company, Ms. Nordin was the Director of Operations and Sales at Hamakua Macadamia Nut Company, Operations Manager of HPM Building Supply, and Quality Manager for Molded Dimensions Inc. Ms. Nordin holds a Bachelor of Science degree in Operations Management from Marian University-Wisconsin, a Master of Business Administration degree, a Certificate in Pacific Asian Business, and a Master of Human Resource Management degree from University of Hawaii-Manoa.

Michael A. Davis was appointed to the Board of Directors of the Company in March 2003 and was appointed to serve as Chairman of the Board of Directors on April 13, 2011. For over 30 years, Mr. Davis has been active as a private investor specializing in investments in natural and organic foods, nutraceuticals and the agriculture from which they are derived. He is President of Skywords Family Foundation, Inc. and a Director of Canobie Films, Inc., and attended Harvard University. His business and investment experiences, as well as his long association with the Company, provide the Board with critical perspective on the business issues the Company faces. Mr. Davis serves as Chairman of the Nominating and Corporate Governance Committee.

David M. Mulder was elected to the Board on May 17, 2016. Mr. Mulder is currently the Owner of CFO Pinch Hitters, Inc., concurrently serving as the Interim Chief Financial Officer for several clients. Prior to that he served as the Executive Vice President and Chief Financial Officer of Reiter Affiliated Companies from 2012 through 2019. He also served as the Chairman of the Board of FreSeguro, Inc., a Hawaiian captive insurance company. Mr. Mulder has over 25 years of international financial and general management experience in a broad variety of businesses, including agriculture, consumer products, wholesale products, distribution and medical products. His background includes serving as the CEO of Biolase, a public international medical device company, and as the CFO of Salton as the (then) public company doubled in size during the globalization of the George Foreman grill. He built his early career at Fruit of the Loom, where he last served as the head of the European, Middle East and Africa division. He started his professional career at Arthur Andersen where he did both consulting and audit, earning his CPA. He earned his Master of Business Administration degree from the Fuqua School of Business at Duke University. His financial and accounting background, as well as his leadership experiences, are critical to the Company’s long-range goals. Mr. Mulder serves as Chairman of the Audit Committee.

David L. Vied was elected to the Board on January 27, 2015. Mr. Vied serves as the Global Sector Leader, Medical Devices & Diagnostics for Korn Ferry, a global leadership and talent advisory firm. Previous experience includes serving in leadership roles for other global recruiting and talent advisory firms. Mr. Vied received a Bachelor of Arts degree in Communication Studies from California State University at Sacramento and a Master of Science degree in Labor and Industrial Relations from the University of North Texas. His experience in management and corporate organization rounds out an important expertise represented on the Board. Mr. Vied is a member of the Nominating and Corporate Governance Committee and the Compensation Committee.

No director or executive officer of the Company has, during the past five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. All officers and directors of the Company are U.S. citizens.

CONDUCT OF OUR BUSINESS AFTER THE TRANSACTION

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this Disclosure Statement, the Reverse/Forward Stock Split is not anticipated to have any effect upon the conduct of our business.

Following the consummation of the Reverse/Forward Stock Split, the registration of our Common Stock under the Exchange Act will be terminated. Upon the filing of a Form 15 with the SEC, our duty to file periodic reports under Section will be suspended immediately.

Within 90 days of filing the Form 15, the registration of our Common Stock under Section 15(d) of the Exchange Act will terminate and, upon such termination, we will no longer have to comply with the Exchange Act’s other reporting requirements, such as the stock ownership reporting requirements and “short swing profit” trading restrictions under Section 16 of the Exchange Act. Among other things, these changes will allow us to realize time and cost savings from not having to comply with the requirements of the Exchange Act. Following completion of the Transaction, our Common Stock may remain eligible for quotation on the OTC Markets. See “Special Factors – Effect of the Reverse/Forward Stock Split on the Trading Market of our Common Stock” in this Disclosure Statement.

FINANCIAL AND OTHER INFORMATION

Stockholders are encouraged to read the Company’s audited balance sheets as of March 31, 2025, March 31, 2024, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, all of which are incorporated herein by reference to such financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC on June 20, 2025. Stockholders should also read the unaudited balance sheets as of September 30, 2025, and the related statement of operations and statement of cash flows for the six months ended September 30, 2025, which are incorporated herein by reference to such unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 10, 2025.

ADDITIONAL INFORMATION

Copies of any financial statements and information incorporated by reference in this Disclosure Statement by reference to any other document filed by the Company with the SEC may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the SEC at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of such financial statements and information to stockholders upon written request to the Company’s headquarters.